SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 19th , 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X  _

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                         (Registrant)

Date May 19, 2005

       /s/.   Hermann Derbuch

        Chairman, President & CEO

 Print the name and title of the signing officer under his signature

Press Release

Twin Mining Improves Conditions for Jackson Inlet Diamond Property Development

Toronto, Ontario, May 19, 2005 Twin Mining Corporation ("Twin Mining") (TWG:TSX) reports the successful conclusion of negotiations with Helix Resources Inc. to improve and modify sections of the Jackson Inlet Claim Purchase Agreement which are expected to accelerate the development of the diamond property (see press release August 6, 2004 – Twin Mining Reports binding letter of intent terminated and new airborne geophysical anomalies).

These changes eliminate the requirement that Twin Mining deliver a pre-feasibility study on a portion of the Jackson Inlet Property by December 31, 2005. The agreement provides for Helix, commencing in January 2006, to receive annual payments of $150,000 until a total of 500,000 carats of diamonds are produced from the Helix Claims or the Claim Purchase Agreement is terminated. One-half of these payments will be credited against Twin Mining’s future obligations under the existing production royalty agreements on the Property.

The 2005 diamond exploration program will be announced shortly.

About Twin Mining:

Twin Mining is a mineral exploration and development company with two promising diamond properties located in Canada's Eastern Arctic, gold properties under exploration in Quebec and a near production gold project located in Idaho, U.S.A.

The recently completed Full Feasibility Study for the Atlanta Gold Mine concludes that an economically mineable gold deposit has been identified. At a gold price of US$375 per ounce the study provides an IRR of 24.62 percent. Estimated site cash costs are US$188 per ounce. Twin Mining is planning to bring Atlanta Gold into production in 2006.

For further information contact:                             Hermann Derbuch, P.Eng.,

                    Chairman, President & CEO, Twin Mining Corporation

                                                                    Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

For Renmark Financial Communications Inc.:      Tina Cameron: tcameron@renmarkfinancial.com

    Barry Mire: bmire@renmarkfinancial.com

                                                     Media - Cynthia Lane : clane@renmarkfinancial.com

                                                                    Tel. : (514) 939-3989 www.renmarkfinancial.com